SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(AMENDMENT NO. 3)

ELRON ELECTRONIC INDUSTRIES LTD.
(Name of Subject Company (Issuer))

DISCOUNT INVESTMENT CORPORATION LTD.
(Name of Filing Person (Offeror))

ORDINARY SHARES, NOMINAL (PAR) VALUE NIS 0.003 PER SHARE
(Title of Class of Securities)

290160100
(CUSIP Number of Class of Securities)

Shirit Caplan, Adv.
Corporate Secretary
Discount Investment Corporation Ltd.
3 Azrieli Center, Triangular Tower, 44th Floor, Tel Aviv 67023, Israel
(972) 3-607-5881
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Thomas H. Kennedy, Esq.	Oded Eran, Adv.
Skadden, Arps, Slate, Meagher & Flom LLP	Nechama Brin, Adv.
Four Times Square	Goldfarb, Levy, Eran & Co.
New York, New York 10036	2 Weizmann Street
Telephone: (212) 735-3000	Tel Aviv 64239, Israel
Telephone: (972) 3-608-9999

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$33,051,375	$4,187.60***

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 2,203,425 ordinary shares of Elron Electronic Industries Ltd. at a purchase price of $15.00 cash per share.

**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended.

***	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☒	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

CUSIP No. 290160100

1	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) DISCOUNT INVESTMENT CORPORATION LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,240,233*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,240,233*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,240,233*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.29%*
14	TYPE OF REPORTING PERSON * CO

* The number of ordinary shares and the percentage, as applicable, does not give effect to the 2,203,425 ordinary shares to be purchased pursuant to the Offer (as defined below).

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This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed by Discount Investment Corporation Ltd., an Israeli company (“Discount”) on July 16, 2004 with the Securities and Exchange Commission (as amended on July 28, 2004 and on August 17, 2004, the “Schedule TO”), in connection with its offer to purchase 2,203,425 outstanding ordinary shares, nominal (par) value NIS 0.003 per share (the “Shares”), of Elron Electronic Industries Ltd. (“Elron”), at $15.00 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated July 16, 2004 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Amendment No. 3 to the Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended.

The information contained in the Schedule TO and in the Offer to Purchase and the Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all the items of this Amendment No. 3 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEMS 1 THROUGH 9 AND 11

        Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented by adding thereto the following:

        “On August 22, 2004, Discount issued a press release announcing the completion of the Offer, the final results and proration factor for the Offer. A copy of the press release is attached hereto as Exhibit (a)(5)(E) and is incorporated herein by reference.”

ITEM 12 EXHIBITS

        Item 12 of the Schedule TO is hereby amended by adding thereto the following:

        (a)(5)(E) Text of Press Release issued by Discount on August 22, 2004.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DISCOUNT INVESTMENT CORPORATION LTD.
BY: /S/ Michel Dahan —————————————— Michel Dahan Comptroller	/S/ Shlomo Cohen —————————————— Shlomo Cohen, Adv. Legal Counsel

Dated: August 23, 2004

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EXHIBIT INDEX

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated July 16, 2004.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(F)	Notice of Objection.*

(a)(1)(G)	Declaration Form ("Declaration of Status for Israeli Income Tax Purposes").*

(a)(5)(A)	Text of Press Release issued by Discount on July 16, 2004.*

(a)(5)(B)	Form of Cover of `Mifrat' to be filed with the Israeli Securities Authority on July 16, 2004.*, **

(a)(5)(C)	Form of Acceptance and Objection Notices to be filed with the Israeli Securities Authority on July 16, 2004.*, **

(a)(5)(D)	Text of Press Release issued by Discount on August 17, 2004.*

(a)(5)(E)	Text of Press Release issued by Discount on August 22, 2004.

(b)	Not applicable.

(d)(1)	Voting Agreement, dated September 29, 2003, by and between Discount and Elron. (1)

(d)(2)	Discount's Amendment No. 13 to Schedule 13D relating to its ownership of shares of Elron, pages 11 through 30 (inclusive) of which are incorporated herein by reference. (2)

(g)	Not Applicable.

(h)	Not Applicable.

* Previously filed with the Schedule TO.

** English translation from Hebrew.

(1)	Previously filed as Exhibit 1 to Discount's Amendment No. 1 to Schedule 13D (filed September 30, 2003) relating to its ownership of shares of Given Imaging Ltd.

(2)	Discount's Amendment No. 13 to Schedule 13D relating to its ownership of shares of Elron (filed June 27, 2003).

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